UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from              to

Commission File Number 001-15477

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAXWELL TECHNOLOGIES, INC. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAXWELL TECHNOLOGIES, INC.

9244 Balboa Avenue

San Diego, CA 92123

Maxwell Technologies, Inc.

401(k) Savings Plan

Audited Financial Statements and

Supplemental Schedule

Year ended December 31, 2006

REQUIRED INFORMATION

Maxwell Technologies, Inc. 401(k) Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and schedule are filed as a part of this Annual Report on Form 11-K.

Maxwell Technologies, Inc. as

Plan Administrator of Maxwell Technologies, Inc.

401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Maxwell Technologies, Inc. 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hutchinson and Bloodgood, LLP

San Diego, California
June 27, 2007

Maxwell Technologies, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
ASSETS

INVESTMENTS, AT FAIR VALUE:
Guaranteed income fund	$14,239,345	$15,320,843
Pooled separate accounts	20,027,798	18,558,228
Maxwell Technologies, Inc. common stock	158,678	169,139
Participant loans	255,130	242,838

NET ASSETS AVAILABLE FOR BENEFITS	$34,680,951	$34,291,048

See notes to financial statements.

Maxwell Technologies, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$2,407,087
Interest	540,762

Total investment income	2,947,850

Contributions:
Participant	690,800
Employer	172,380
Rollover	452,638

Total contributions	1,315,818

Total additions	4,263,668

DEDUCTIONS:
Distributions to participants	3,807,893
Deemed distributions of participant loans	44,090
Administrative expenses	21,782

Total deductions	3,873,765

Net Increase	389,903

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	34,291,048

End of year	$34,680,951

See notes to financial statements.

Maxwell Technologies, Inc. 401(k) Savings Plan

Notes to Financial Statements

Year ended December 31, 2006

1. DESCRIPTION OF THE PLAN

The following description of the Maxwell Technologies, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan available to all eligible U.S. employees of Maxwell Technologies, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees of the Company’s Maxwell Technologies, S.A., subsidiary are covered by a Swiss pension plan, and therefore are not eligible for the Plan.

Eligibility—U.S. Employees of the Company who have at least 30 days of service are eligible to enter the Plan. An eligible employee may enter the Plan as an active member on the first day of a full payroll period. After one year of service, employees are eligible to participate in the Company’s matching and discretionary contributions.

Contributions—Participants may contribute from 1% to 15% of pretax annual compensation, subject to the limits of the Internal Revenue Code (the “Code”). The maximum employee contribution permitted by the Internal Revenue Service for 2006 was $15,000. Participants may also contribute amounts representing rollovers from other qualified plans.

Participants who have attained age 50 before the end of the plan year are eligible to make “catch-up” contributions. The maximum catch-up contribution permitted by the Internal Revenue Service for 2006 was $5,000.

Participants may elect to make after-tax contributions to their own account and designate the manner in which these funds will be invested. Such voluntary contributions may be made up to 10% of compensation.

The Company’s matching contribution is 50% of the first 6% of base compensation that a participant contributes to the Plan.

The Company may also make annual discretionary contributions in an amount determined at the Plan year-end. The discretionary contribution is allocated to participants in the ratio that their compensation bears to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions in 2006.

Participant Accounts—Each participant’s account is participant-directed and is credited with the participant’s contributions, the participant’s share of the employer’s contributions, if any, and Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions to the Plan as well as the employer’s contributions to the Plan.

Hardship Withdrawals—Participants may withdraw all or a percentage of their account balances attributable to their own contributions upon approval of the Plan Administrator and subject to Internal Revenue Service hardship withdrawal rules. After making a withdrawal, a participant is suspended from making additional contributions for a period of six months from the effective date of the withdrawal.

Withdrawals—Participants may make a cash withdrawal at any time from their after-tax contributions to the Plan.

Participant Loans—Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates range from 5% to 9.25%. Principal and interest is paid through payroll deductions. Participants may have up to two outstanding loans at a time.

Payments of Benefits—Upon termination of service, death, disability or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account or elect to receive installment payments. If the participant’s account is $1,000 or less, the Plan may distribute the entire balance in a lump sum.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Administrative Expenses – The costs of administering the Plan are borne primarily by the Company except for certain transaction charges.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting for Fully Benefit Responsive Investments—As described in Financial Accounting Standards Board Staff Position, FSP AGG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment as well as the adjustment of the investment from fair value to contract value (if necessary) relating to the investment contracts. There was no adjustment as of December 31, 2006 or 2005. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value as follows:

•

Pooled separate accounts are valued at current fair value, which represents the net asset value of units held at year-end. Quoted market prices are used to value the underlying investments held by the pooled separate accounts.

•	Company common stock is valued at fair value based on quoted market price.

•

The Guaranteed Income Fund (“the Fund”) approximates fair value although it is recorded at contract value. The fund is fully benefit responsive; therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against the Fund value for credit risk of the Fund issuer or otherwise.

•	Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are reflected on the trade dates. Interest income is recorded on the accrual basis.

Payment of Benefits—Benefits are recorded when paid.

3. INVESTMENTS

Prudential Retirement Insurance & Annuity Company, trustee of the Plan, holds the Plan’s investments and executes all investment transactions. During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Year Ended December 31, 2006
Pooled separate accounts	$2,408,727
Maxwell Technologies, Inc. common stock	(1,640)

$2,407,087

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2006	2005
Guaranteed Income Fund	$14,239,345	$15,320,843
Dryden S&P 500 Index Fund	3,684,481	3,278,243
Prudential International Equity—Julius Baer	1,903,356	—
Prudential Retirement Goal 2020 Fund	3,815,237	3,250,749
Large Cap Growth—Turner	3,139,603	3,068,979
Mid Cap Growth—Artisan Partners	2,366,506	2,275,586

The Plan provides for various investment options in any combination of Company stock, guaranteed income fund, pooled separate accounts, and other investment securities. The Plan limits participant investment in Company stock to 50% of the participant’s account balance. Investments are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4. INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan participates in an unallocated insurance contract with Prudential Retirement Insurance and Annuity Company (PRIAC) by investing in the PRIAC Guaranteed Income Fund. The principal investments underlying the guarantee are high-quality fixed income instruments mainly consisting of intermediate term bonds and commercial mortgages, within a general account. As discussed in Note 2, the PRIAC Guaranteed Income Fund is included in the statements of net assets available for benefits at contract value, which approximates fair value.

PRIAC prospectively guaranteed the interest rates credited for the PRIAC Guaranteed Income Fund for six months. The guaranteed interest rate is determined by Prudential Financial, the parent company of PRIAC. Prudential Financial determines the guaranteed rate of interest based on its projected investment earnings, the current interest environment, its investment expenses, and a profit and risk component for the six-month period. The interest rate ranged from 3.75% to 4.15%, less asset charges of 0.35%, for 2006. The minimum crediting interest rate under the terms of the contract is 1.50%. The Plan’s investment in the PRIAC Guaranteed Income Fund had an average net yield of 3.67% for the year ended December 31, 2006.

In the event that total distributions or transfers in the PRIAC Guaranteed Income Fund within a calendar year exceed pre-determined thresholds, the Plan’s ability to transact with the PRIAC Guaranteed Income Fund (“the Fund”) would be restricted and could result in the Fund not being fully benefit-responsive. Such event would also limit the Plan’s ability to transact at contract value with the Plan participants. The Plan Administrator, however, believes that the occurrence of such event is not probable.

5. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are invested in the PRIAC Guaranteed Income Fund and pooled separate accounts managed by PRIAC, a wholly-owned subsidiary of Prudential Financial. Prudential Bank & Trust Company, FSB, another wholly-owned subsidiary of Prudential Financial, is the Plan’s trustee. In addition, the Plan invests in common stock shares of the Plan sponsor. These transactions qualify as party-in-interest transactions.

6. INCOME TAX STATUS

The Plan obtained its latest determination letter on April 28, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt.

7. PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

At December 31, 2006, there were no distributions outstanding on accounts of participants who had elected to withdraw from participation in the Plan but had not been paid.

Maxwell Technologies, Inc. 401(k) Savings Plan

Supplemental Schedule

EIN: 95-2390133

Plan No.: 001

Schedule of Assets (Held at End of Year)—Schedule H, Line 4i

December 31, 2006

(a)	(b) Identity of Issue	(c) Description of Asset	(e) Current Value
*	Prudential Guaranteed Income Fund	Insurance general account	$14,239,345
*	Prudential Dryden S&P Index Fund	Pooled separate account	3,684,481
*	Prudential International Equity – Julius Baer	Pooled separate account	1,903,356
*	Prudential Core Bond Enhanced Index Fund	Pooled separate account	191,349
*	Prudential Large Cap Value – Lsv Asset Management	Pooled separate account	872,057
*	Prudential Large Cap Growth – Turner	Pooled separate account	3,139,603
*	Prudential Small Company Stock Value – MEA fund	Pooled separate account	598,545
*	Prudential Small Cap Growth – Timessquare	Pooled separate account	765,308
*	Prudential Mid Cap Value – Wellington Management	Pooled separate account	680,495
*	Prudential Mid Cap Growth – Artisan Partners	Pooled separate account	2,366,506
*	Prudential Retirement Goal 2010 Fund	Pooled separate account	567,578
*	Prudential Retirement Goal 2020 Fund	Pooled separate account	3,815,237
*	Prudential Retirement Goal 2030 Fund	Pooled separate account	580,574
*	Prudential Retirement Goal 2040 Fund	Pooled separate account	662,066
*	Prudential Retirement Goal Income Fund	Pooled separate account	200,643
*	Participant loans	5% - 9.25% interest; various maturities	255,130
*	Maxwell Technologies, Inc. Common Stock	Company stock	158,678

	Total		$34,680,951

*	Party-in-interest to the Plan.

Cost of assets is not required to be disclosed since investments are participant directed.

See Report of Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Maxwell Technologies, Inc. 401(k) Savings Plan

Date: June 27, 2007	/s/ Tim Hart
Tim Hart, Vice President, Finance, Treasurer, Corporate Secretary and Chief Financial Officer (Principal Financial and Accounting Officer)